SAPIENT X

https://www.sapientx.com
david@sapientx.com



A.I. Powered Digital Employees Must-Have Solution for Staffing Shortages

4 Time Loebner Prize Winning Tech for Best Conversational A.I. System


2 Million Unfilled Jobs
hospitality and leisure jobs remain unfilled
SAPIENT
Washington Post, Feb 2023

Better, Faster, Cheaper

1. Fill Jobs With Digital Employees
2. + User Satisfaction (up to 25%)
3. Reduce Costs (we cost 1%)


VOICE22
Media Stage
Breakout Stage 4
Breakout Stage 1
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Keynote Stage
Ballroom Level
POWERED BY SAPIENT

Powerful A.I.

1. Merges highly conversational ChatGPT with highly accurate Symbolic Reasoning to achieve up to 99% Accuracy.
2. Powered Talking Tom App leading to 65M downloads and a Unicorn Exit for Outfit 7.
3. Powers 100K queries per day at Just Answer.
4. Powers Kore leading to top placement in Gartner's Quad.


Queen
SAPIENT

Burger Queen Queenie

SapientX Unit Economics

Initial revenue potential with brands that we have already engaged with ($15.5B 2024 Market*)

Company	Units/year	SaaS/month	Piece Price	Proj. Annual Revenue (M)
Major QSR	3400	$50		$2.0
Major Hotel	40	$1200	$25000	$.6
Seligmann	5000/20	$10	$10000	$.8
Tricon	12000	$200		$2.4
			Total	$5.8

- Hospitality
- QSR
- Retail
- Other

(*Precedence Research)

Forward-looking projections cannot be guaranteed.

Competitive Advantage

	LANGUAGES SUPPORTED	AVATAR QUALITY	FULL BODY	MAX QUESTION ACCURACY %	RUNS ON EDGE	GDPR FRIENDLY	LOW POWER
SAPIENTX (GPT optional)	95	✓	✓	99	✓	✓	✓
COMPETITORS							
Soul Machines (IBM Watson)	9	✓	✗	71	✗	✗	✗
UneeQ (ChatGPT)	95	✓	✗	75	✗	✗	✗
DeepBrain (IBM Watson)	9	✓	✓	71	✗	✗	✗
SoundHound (SH+ChatGPT)	25	✗	✗	75	✓	✗	✓

IBM Watson, AI Execs Study (IBM claims 79%).
GPT-4 75% in triple shot in third party testing
SapientX, internal testing, up to 99%.

SAPIENT X

Meet SapientX



David Colleen
Co-founder & CEO
Ex-Matterport & Planet 9 Studios, VR pioneer

Bruce Wilcox
Co-founder & Chief Scientist
3DO, Fujitsu & Amazon
Unicorn exit with Outfit7

Maclen Marvit
Co-founder, Advisor & VP Engineering (in-waiting)
NASA, Blue Origin & Fujitsu,

SAPIENT X


MIXY

Traction

- 6 Fielded Systems
- 4 Systems in Production
- 30 Prototypes
- 22 Ecosystem Partners
- 2 Resellers

We've done all of this with only:

- 7 People (3 full time)
- 7 Years
- $3.7 M of funding

Mixy Mockup for Pepsico

SAPIENTX

Our Ask

Series Seed Round

$618K

Pre-Money

$10.1M

Prior Seed Rounds

$3.4M

R&D Funds (DOD & Priv.)

$6.0M

Bootstrap Funds

$.3M



USE OF FUNDS

1% Patents

55% Sales & Marketing

44% Customer Integrations

Cap Table

48% Planet 9 (David)

20% StartEngine LLC

9% XX Investments

6% Bruce

17% Other

Fully Diluted


LIBERTY STATION
This ship - for many years, the only landship to hold commissioned
- would be built right into the ground, like any normal building. You
see her wood framing in this video. Shall I go on?
SAPIENT X

Chief @ Liberty Station

Exit

We are focused on building and growing a great company. That said, we track 41 peer companies, 33 of which have been acquired:

- Nuance > Microsoft **
- Voysis > Apple
- Snips > Sonos
- Greenshoot > Panopoly
- Pullstring > Apple
- Xoxco > Microsoft
- Api.ai > Google
- Next IT > Verint
- Kitt.ai > Baidu
- Voca AI> Snap
- Haptik > Reliance Jio
- Abe AI > Yodlee
- Xoxco > Microsoft
- Maluuba > Microsoft
- Mindmeld > Cisco

** Unicorn Exits

- Viv.ai > Samsung
- Ozlo > Facebook
- VoiceBox > Nuance
- Siri > Apple
- Vocal IQ > Apple
- Semantic Machines > MS
- Loom > Roblox
- Snaps > Quiq
- ReplyYes > Nordstrom
- Veveo > Rovi
- Saykara > Nuance
- X.ai > Bizzabo
- Hyperlab > Everise
- Connecto.ai > Leanplum
- Inteligens > Conversica
- Outfit 7 > Zhejiang Jinke **

- The average exit was at 7.7 years after having raised $26 mil. The exit multiple was 4.5 X over funds raised.
- M&A for AI companies is red hot with AI companies generating 2X higher exit valuations than other tech companies.
- We have been approached by Amazon, Samsung and Cerence.
- We also track the IPO market.

Forward-looking projections cannot be guaranteed.

SAPIENT X

Peer Exits